[redacted]

12010229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith American Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170-19 83rd Ave.
(No. and Street)

Jamaica (City) New York (State) 11432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph L. Gomeringer, CPA 908-879-7603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA
(Name – *if individual, state last, first, middle name*)

95 West Main Street, Suite 18A, Chester NJ 07930
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/29/12

3/1/12

OATH OR AFFIRMATION

I, **Paul Ehrenstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Zenith American Securities Corporation**, as of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Ehrenstein
Signature

FINOP
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZENITH AMERICAN

SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ZENITH AMERICAN SECURITIES CORPORATION

INDEX

Independent Auditor's Report and
Internal Control Report
December 31, 2011

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Zenith American Securities Corporation

I have audited the accompanying statement of financial condition of Zenith American Securities Corporation as of December 31, 2011, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. I have also audited the company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Zenith American Securities Corporation management is responsible for those financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying statement of financial condition and the related statements of operations, cash flows and changes in stockholders' equity. My responsibility is to express an opinion on those financial statements and an opinion on the company's internal control over reporting based on my audits.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made

by management, and evaluating the overall financial statements presentation. My audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. My audit also included performing such other procedures as we considered necessary in the circumstances. I believe that my audit provides a reasonable basis for my opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance or records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Zenith American Securities Corporation at December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also,

in my opinion, Zenith American Securities Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Very truly yours,

Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 6, 2012

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and Cash Equivalents		$	15,122
Due from Brokers			451
Property and Equipment, Net of Accumulated Depreciation and Amortization (Note C)			5,503
Total		$	21,076

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accrued Liabilities			$	2,986
Total Liabilities			$	2,986
Stockholders' Equity				
Common Stock - No Par Value Authorized 200 Shares 200 Shares Issued	$	5,000		
Retained Earnings		13,090		18,090
Total			$	21,076

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES

Net Commissions Earned	$ 11,478
Interest Earned	13
Total Revenues	11,491

EXPENSES

Commissions Paid	1,689
Professional Fees	2,850
Rent	750
Utilities	4,569
Office Expense and Supplies	622
Depreciation	1,609
Dues and Subscriptions	1,586
State and Local Income Taxes	530
Total Expenses	14,205
Net (Loss)	$ (2,714)

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Stockholders' Equity, Beginning of Year	$	20,804
Net (Loss) for the Year		(2,714)
Stockholders' Equity, End of Year	$	18,090

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS - INDIRECT METHOD

FOR THE YEAR ENDED DECMEBER 31, 2011

Operating Activities:	
Net Income (Loss) For The Year	$ (2,714)
Add Depreciation Expense	1,609
(Decrease) in Accrued Liabilities	(5,877)
Decrease in Due from Brokers	8,187
Total Cash Provided by Operating Activities	1,205
Investing Activities:	-0-
Net Increase in Cash	1,205
Cash and Cash Equivalents, Beginning of Year	13,917
Cash and Cash Equivalents, End of Year	$ 15,122

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

A - ORGANIZATION:

Zenith American Securities Corporation is a registered broker/dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The company's sole activities consist of sales of shares of open-end investment companies and REITs.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The company records income from securities transactions on a trade-date basis.

(2) The company has elected, under the Internal Revenue Code and New York State tax code, to be an "S" Corporation. Any income or loss of the company is reported by the individual stockholder(s) on his/her personal income tax returns. Consequently, no provision is made by the company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

(3) The presentation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.

ZENITH AMERICAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less, when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

C - PROPERTY, PLANT AND EQUIPMENT:

The following is a summary of property and equipment at cost, less accumulated depreciation and amortization:

		Estimated Useful Life
Leasehold Improvements	$ 8,250	10 Years
Office Equipment	5,159	5 Years
Total	13,409	
Less Accumulated Depreciation	7,906	
	$ 5,503	

Depreciation for 2011 is $1609.

D - NET CAPITAL REQUIREMENT:

As a registered broker dealer, the company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2011, the company had net capital of $12,272 which exceeds its requirements by $7,272.

E - COMMITMENTS AND CONTINGENCIES:

The Company is currently being audited by FINRA . The audit is not yet completed as of the audit date.

ZENITH AMERICAN SECURITIES CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

Net Capital:		
Total Stockholders' Equity	$	18,090
Deductions and/or Charges:		
Non-Allowable Assets from Statement of Financial Condition		
Office Equipment, Net		5,503
12B1 - Fees		315
Net Capital	$	12,272
Net Capital Minimum Requirement	$	5,000
Excess Net Capital	$	7,272
Aggregate Indebtedness from Statement of Financial Condition		
Accrued Liabilities	$	2,986
Total Aggregate Indebtedness	$	2,986

There are no material differences between the amounts presented above and the amounts reported in the company's FOCUS Report as of December 31, 2011.

The accompanying notes are an integral part of the financial statements.

ZENITH AMERICAN SECURITIES CORPORATION

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The company was exempt from Rule 15c3-3 under Section [k][1], which provides for such exemption, due to the limited nature of the business.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Zenith American Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Zenith American Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Zenith American Securities Corporation's compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7T). Zenith American Securities Corporation management is responsible for the Zenith American Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in From SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do no express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Joseph L. Someringer
Certified Public Accountant

Chester, New Jersey
February 6, 2012

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17A-5

To the Board of Directors and Stockholders of
Zenith American Securities Corporation

In planning and performing my audit of the financial statements and supplementary information of Zenith American Securities Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above. The

auditor found no material inadequacies to exist or to have existed since the date of the December 31, 2010 previous audit. Accordingly, no corrective action was proposed by the broker.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Joseph D. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 6, 2012